MAIL STOP 3561

November 9, 2006

Mr. Thomas Friedberg, President
Dekania Corp.
2929 Arch Street
Philadelphia, Pennsylvania 19104

> **Re:** **Dekania Corp.**
> **Amendment 3 to Registration Statement on Form S-1**
> **File No. 333-137794**
> **Filed on October 10, 2006**

Dear Mr. Friedberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. In your discussion of the plan of dissolution and liquidation on page 12, revise the language beginning "we will promptly dissolve, liquidate and distribute….," to clarify that that a liquidation and distribution are subject to meeting the requirements of Section 281(b) of the DGCL, including, in particular, providing for priority claims of creditors. This disclosure should also be revised throughout the prospectus as applicable in order for the prospectus to be internally consistent. In issuing this comment, the staff has

taken note of the additional disclosure concerning Section 281(b) of the DGCL elsewhere on page 12.

Summary Financial Data, page 16

2. Please revise your table to include a footnote that discloses the amount of deferred compensation (i.e., related to the incentive warrants) included in the as adjusted stockholders' equity amount.

Risk Factors, page 17

3. We note the risk factor "We may choose to redeem our outstanding warrants" on page 20 discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Please revise this risk factor to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption measurement period if a current prospectus is unavailable.

Use of Proceeds, page 43

4. We reviewed your response to our prior comment 20, noting the change in the terms of the sponsor letter of credit. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We do not see how you have presented a basis for inclusion of the sponsor letter of credit in the use of proceeds table. There continues to be no evidence that any proceeds will be received from the letter of credit. Please remove this amount (i.e., $3 million) from your use of proceeds table. We would not object to disclosure of the sponsor letter of credit in a footnote to the table.

Capitalization, page 49

5. Please revise your table to include a footnote that discloses the amount of deferred compensation included in the as adjusted stockholders' equity amount (i.e., related to the incentive warrants).

Plan of dissolution and liquidation if no business combination, page 62

6. In light of the fact that as of the current date the company has no executed waivers from any of its vendors, service providers or potential target companies, and the indemnifications to be provided to the company by certain of its officers/directors are limited in scope, including by the nature and extent of the waivers which have not yet been obtained, provide the basis for the statement that the likelihood of any claim resulting in a liability extending to the trust account is "limited."

Financial Statements

General

7.  On page 79, we note Cohen Brothers Acquisitions, LLC transferred 150,000 shares of stock for $0.01 to your Vice Chairman and Director, Mr. Ricciardi, in August 2006.  We also note Mr. Ricciardi joined Dekania in August 2006.  Please provide us with your basis for the $0.01 per share price (since your offering is priced at $8.00 per unit).  Also, tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T. for this share transfer.

Notes to Financial Statements

Note 2 – Proposed Offerings, F-9

8.  Please revise the first paragraph of this note to clarify that if a prospectus relating to the common stock to be issued upon the exercise of the public warrants is not current, the warrants may expire worthless.

9.  Please revise to disclose that the private placement warrants will not be exercisable at any time that a registration statement with respect to the public warrants is not effective and a prospectus is not available for use by the public warrant holders, consistent with your disclosure on page 6.

10. Please revise to clarify if the warrants underlying the private placement units can be settled in unregistered shares.

Note 5 – Commitments, F-10

11. We reviewed your response to our prior comment 28.  Based on your disclosure it appears that the incentive warrants are only exercisable if an effective registration statement related the stock underlying the incentive warrants is in place.  We also note Section 2.1 of Exhibit 4.5, Form of Incentive Warrant, states that the incentive warrants will not be exercisable at any time that a registration statement with respect to the public warrants is not effective and a prospectus is not available for use by the public warrant holders.  Please reconcile these statements and revise your filing as necessary.

12. In conjunction with the comment above, please revise your disclosure to clarify if the incentive warrants can be settled in unregistered shares.

Signature page

13. Revise the signature page to provide for the signature of the company's principal accounting officer.

Exhibits

Ex. 1.1  Underwriting Agreement

14. Please explain the proviso that precedes the signature line for Cohen Bros. Acquisitions, LLC on page 52 of the agreement.  We note also that certain of the provisions that are agreed to and accepted are not in the document provided in the exhibit.  Please explain.

Exhibit 4.4  Form of Warrant Agreement

15. Please revise section 3.3.2 of the warrant agreement to clarify that the warrants may expire worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current, consistent with disclosures in your filing.

* * * * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Cathey Baker at (202) 551-3326 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:    J. Baur Whittlesey, Esq.
       Fax:  (215) 735-2513